P.E. 2/1/02

02016056

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

Tioga Technologies Ltd.
(Translation of registrant's name into English)

32 Nahalat Yitzhak Street
Tel Aviv, Israel, 67448
011-972-3-696-2121
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

TIOGA TECHNOLOGIES LTD.
FORM 6-K

Press Release

On February 14, 2002, the registrant issued the press release attached to this report as Exhibit 99.

The exhibits listed on the exhibit index attached to this report are incorporated herein by reference.

Information Incorporated by Reference

The information in this Report on Form 6-K is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIOGA TECHNOLOGIES LTD.
(Registrant)

Date: February 14, 2002

By ______________________________
Douglas D. Goodyear
President and CEO

Exhibit Index

Exhibit Number	Description of Exhibit
2.1	Option Agreement dated as of February 14, 2002, by and between STMicroelectronics NV and Tioga Technologies Ltd.*
2.2	Development Marketing and Services Agreement dated as of February 14, 2002, by and between Tioga Technologies Ltd., ST Microelectronics Ltd. and STMicroelectronics NV*
2.3	Technology Transfer Agreement, dated February 14, 2002 by and between Tioga Technologies Ltd., ST Microelectronics Ltd., and STMicroelectronics NV*
99	Press release of the registrant dated February 14, 2002

* The registrant agrees to furnish supplementally to the Commission upon request a copy of any omitted schedules.

Exhibit 2.1

OPTION AGREEMENT

THIS OPTION AGREEMENT (this "**Option Agreement**") is entered into as of February_14, 2002, by and between STMicroelectonics NV, a Dutch corporation with registered office at Strawinskylaan 1725, Tower B, 1077 XX Amsterdam, The Netherlands corporation ("**ST**", or the "**Purchaser**") and Tioga Technologies Ltd., a public company registered under the laws of the State of Israel with its registered offices at 32 Nahalat Yitzhak St., Tel Aviv, Israel ("**Tioga**", or the "**Company**").

WITNESSETH

WHEREAS, concurrently with the execution of this Option Agreement, the parties shall have entered into (i) a Technology Transfer Agreement (the "**TTA**"), and (ii) a Development, Marketing and Services Agreement (the "Services Agreement") that shall become effective altogether upon OCS approval and other conditions as provided under art. 7.3 of the TTA;

WHEREAS, subject to the approval of its shareholders and the other terms and conditions set forth herein, Tioga is willing to grant the Purchaser and the Purchaser wishes to receive from Tioga the right to cause Tioga to merge (the "Merger") with a wholly owned subsidiary of ST (the "**Call Option**"), and ST is willing to grant Tioga and Tioga wishes to receive from ST the right to cause ST to effect the Merger (the "**Put Option**"), all under the terms and conditions set forth herein. ST, if it has reasonable financial and/or corporate preferences to effect an Assets Deal, may also elect, after having informed Tioga, that the transaction be effected, subject to all necessary approvals, as a sale of Tioga's assets and assumption of certain Tioga Assumed Liabilities as defined below (the "Assets Deal") and Tioga agrees to grant ST such right. "Assets" shall mean all of Tioga's and its subsidiaries' assets and properties of every kind, nature and character (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned, licensed or leased by such person, and any accounts and notes receivable, real estate, equipment, inventory, goods and intellectual property, excluding any cash or cash equivalents.

NOW THEREFORE, the parties hereto agree, subject to the Closing of the TTA, as follows:

SECTION 1. DESCRIPTION OF TRANSACTION.

1.1 Call Option. Subject to all requirements and consents required under Israeli law (including shareholder approval, if needed) and under SEC regulations, Tioga hereby grants ST the right, exercisable, in whole but not in part, at any time during the Call Option Exercise Period (as defined below), to effect the Assets Deal or the Merger. The Merger shall be in the form of a cash merger, pursuant to which Tioga will merge into a wholly owned subsidiary of ST in return for the Option Consideration (as defined below).

(a) Call Option Exercise Period. The period in which the Call Option may be exercised by ST shall commence on the closing of the TTA (the "TTA Closing") and shall continue until January 15, 2003 (the "**Call Option Exercise Period**").

(b) Exercise of the Call Option. The Call Option shall be exercisable by delivery of a written notice of exercise by ST to Tioga substantially in the form attached hereto as Exhibit 1.1(b) (the "**Notice of Exercise of the Call Option**"), such Notice of Exercise of the Call Option to be delivered to Tioga by no later than 8:00 p.m. (Israel time) on the last day of the Call Option Exercise Period.

(c) "Option Consideration" shall mean (i) in case of Merger: US$12,000,000 adjusted by the aggregate amount , as of the Closing Date, of Net Financial Indebtedness as defined below and for any amount required to settle the outstanding Tioga obligation related to the Orckit convertible debt. At Closing, Orckit shall assume, and Tioga shall procure Orckit to assume, all obligations connected to the Tioga/Orckit convertible debt and ST shall pay the corresponding amount required to Orckit, as deducted from the Option Consideration. For this purpose, "Net Financial Indebtedness" shall mean the cumulated balance of Tioga's consolidated financial indebtness (including overdrafts, actually drawn amounts with respect to revolving credit facilities, long term and short term debt, capital leases and any other outstanding amount requiring either payment of interest thereon or repayment of a principal amount) plus unfunded employee-related liabilities, accounts receivable sold not yet expired and any overdue current liabilities that have not been paid when due under their respective original terms of payment, if any, net of cash and cash equivalents. The balance of each above mentioned caption is determined in accordance with generally accepted accounting principles in the United States ("US GAAP") on a basis consistent with the audited consolidated financial report of Tioga for the fiscal year ended December 31, 2000.

(ii) in case of Assets Deal: In case of Asset Deal: US$ 12,000,000 reduced by the aggregate amount, as of Closing Date, of unfunded employee-related liabilities, overdue current liabilities that have not been paid under their respective original terms of payment and of accounts receivable sold not yet expired. Should for any reason ST assume at Closing Date any liability arisen before Closing Date and not expressly included in Tioga's consolidated balance sheet determined in accordance to US GAAP, such liabilities shall also be deducted in their aggregate amount from the US$ 12,000,000 for the purpose of determining the Option Consideration. "Assumed Liabilities" shall include all of Tioga's liabilities, excluding consolidated financial indebtedness (including overdrafts, actually drawn amounts with respect to revolving credit facilities, long term and short term debt, capital leases and any other outstanding amount requiring either payment of interest thereon or repayment of a principal amount). Acquired assets shall include all of Tioga assets excluding cash and cash equivalent as defined in the Whereas preamble. For purposes of this Article, the term "Unfunded employee-related liabilities" shall include, but not be limited to, all amounts, if any, that have not been deposited with the employees' respective pension plans or managers' insurance policies in the manner required pursuant to such plans or policies and applicable law, and shall exclude employee-related liabilities for which accrual was properly made according to the applicable law and US GAAP and shall also exclude amounts due with respect to employee severance and other employee-related rights for which accrual was duly made according to the applicable law and US GAAP.

1.2 Put Option. ST hereby grants Tioga, subject to all requirements and consents required under Israeli law (including shareholder approval) and under SEC regulations and the provisions of Section 5 herein, the right, exercisable in whole but not in part, at any time during the Put Option Exercise Period (as defined below), to cause ST to effect the Assets Deal or the Merger, according to ST exclusive choice, in return for the Option Consideration.

(a) The period in which the Put Option may be exercised by Tioga, shall commence on January 16, 2003 and shall continue for a period of fifteen days thereafter, i.e. until January 31, 2003, (the "**Put Option Exercise Period**") (each of the Put Option Exercise Period or the Call Option Exercise Period, as the case may be, is referred to herein as the "**Option Exercise Period**").

(b) The Put Option shall be exercisable by the delivery by Tioga of a written notice of exercise to ST substantially in the form attached hereto as Exhibit 1.2(c) (the "**Notice of Exercise of Put Option**"), such Notice of Exercise of Put Option to be delivered to ST by no later than 8:00 p.m. (Israel time) on the last day of the Put Option Exercise Period.

1.3 Mechanism of Transaction. Subject to ST having reasonable financial and/or corporate preferences to effect an Assets Deal rather than a Merger, ST shall be exclusively entitled to select the Assets Deal or the Merger either when exercising its Call Option or upon exercise by Tioga of its Put Option. In particular, in case the Merger is initially selected by ST and cannot be finalized for any reason, ST will still be entitled to select the Assets Deal as long as such selection takes place prior to the last day of the Call Option Exercise Period or, if not decided yet at that time, within five days of Tioga notifying in writing to ST the impossibility to execute the Merger or the Assets Deal (the "**Notice of No Closing**"), as applicable.

Upon delivery of the Notice of Exercise, Tioga shall take all necessary legal and corporate actions required under applicable law in order to obtain the necessary approvals required for purposes of effecting the Merger or the Assets Deal. On the date hereof, Messrs. Izhak Tamir and Eric Paneth shall deliver to ST their respective undertakings not to sell their current shares and to vote all their shares in Tioga in favor of the transaction selected by ST, if so required, and, in any case, against any other acquisition or merger proposal that may be brought to a shareholders meeting until Apr. 15, 2003 or any other date as agreed between the Parties, in the form set forth in Exhibit 1.3.

1.4 Impossibility to close after Option Exercise. Upon ST exercise of its Call Option,in the event that any Option Closing cannot be consummated for any reason not attributable to ST nor to Force Majeure (i.e. act of God, earthquake, fire, flood, requirements or acts of any government or agency thereof) (as resulting from the Notice of No Closing):

(i) Tioga shall immediately pay ST an amount of US$1,800,000, in cash, as a break-up fee, upon release of the Notice of No Closing.

(ii) In the event that within one year following the Notice of No Closing, there is a

Change of Control over Tioga (as defined under Art. 3.3 of the Services Agreement), then Tioga shall immediately pay to ST an additional break-up fee that shall be the greater of (a) US$ 4,000,000, and (b) 20% of the consideration paid in such Change of Control transaction to Tioga or Tioga's shareholders, to be paid in cash or in shares according to what Tioga or Tioga shareholders will receive, reduced by the $1,800,000 paid to ST as the break up fee described in the previous Art. 1.4 (i). For the purpose of this Article 1.4, (i) the sale, of all of Tioga's Intellectual Property and substantially all of its R&D personnel, collectively, whether as a single sale or a series of related sales to one or more parties under direct or indirect common control, and (ii) any license granted by Tioga or its successors to any third party, directly or indirectly put under the same control or directly or indirectly controlling Tioga or its successors shall be deemed to be a Change of Control.

(iii) Upon receipt of Tioga Notice of No Closing, ST shall be immediately released from any obligations pursuant to Art. 6 of the Services Agreement (No Solicitation of Tioga employees) provided that in the event of Force Majeure, the restrictions set forth in Art. 6 of the Services Agreement shall not apply to such Tioga's R&D engineers required by ST for exploitation of the Transferred Technology. (iv)The provisions of this Art. 1.4 shall replace the provisions of Art. 3.3 (a) of the Services Agreement for the first 12 months period from the Notice of No Closing. Thereafter, Art. 3.3 (a) of the Services Agreement shall apply for the remaining period defined under such article.

1.5 Option Closing. The Assets Deal or the Merger pursuant to the exercise of the Call Option or the Put Option, as the case may be, shall take place at a closing (the "**Option Closing**") on a date which is **within** three (3) business days following the receipt by the parties of all consents, corporate approvals, and compliance with all requirements, under any applicable law, including the receipt of the approval of the Merger by the Israeli Registrar of Companies which, in any case, shall be deemed to occur at the latest before Apr. 15, 2003 unless otherwise agreed between the Parties. At the Option Closing, ST shall transfer to Tioga's transfer agent or such other person specified by Tioga, the Option Consideration, and the Merger shall be effected or the title to the assets shall be transferred, as applicable, according to the terms of the Assets Deal agreement or Merger agreement (to the extent such documents are required) as the case will be.

1.6 Further Assurances. In case of Assets Deal, if, at any time after the Option Closing, ST shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are reasonably necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in ST, its right to, and title or interest in, the acquired Assets or (b) otherwise to carry out the purposes of this Option Agreement, ST shall so advise Tioga in writing, and Tioga and its Affiliates shall execute and deliver all such deeds, bills of sale, assignments and assurances and do all such other acts and things reasonably necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under the acquired Assets, and otherwise to carry out the purposes of this Option Agreement.

1.7 Closing of the TTA. This Agreement shall become effective upon the Closing of the TTA.

1.8 Tioga Board seat. Upon ST request Tioga, subject to applicable law, will take the necessary corporate steps in order to offer to ST a non-voting seat on its Board of Directors.

1.9 ST Due diligence. Tioga undertakes to make available to ST, upon ST request, at any time during the Option Exercise Period, all necessary documents as reasonably requested by ST for performing appropriate due diligence for purposes of exercising the Call Option.

SECTION 2. REPRESENTATIONS OF THE COMPANY.

The Company hereby represents and warrants to ST, subject to such exceptions as are disclosed with respect to specific numbered and lettered Sections and subsections of this Section 2 in the disclosure schedule and schedule of exceptions (the "Disclosure Schedule") delivered herewith and dated as of the date hereof, and numbered with corresponding numbered and lettered Sections and subsections, as follows:

2.1 Authority Relative to this Agreement. Subject to the terms and conditions herein, (i) the Company has all requisite power, authority and legal capacity to enter into this Option Agreement and, subject to shareholder approval, if needed, to consummate the transactions contemplated hereby, (ii) the execution and delivery of this Option Agreement and, except for the approval of the Company's shareholders, if needed, the consummation of the transactions contemplated hereby have been duly authorized by all necessary actions on the part of the Company, as resulting from the certified copy of the resolution of Tioga's Board of Directors and Tioga shareholders' meeting authorizing the execution of this Agreement and, subject to all necessary approvals, the consummation of any transaction set forth herein, (iii) this Option Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors' rights generally and by general principles of equity. The execution and delivery of this Option Agreement by the Company does not conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of its Articles of Association, or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its properties or assets.

2.2 Title; Absence of Liens and Encumbrances. Upon delivery of the instruments representing the Assets Deal, ST will acquire good and marketable title to the acquired Assets, which shall be, subject to Orckit's rights under its loan to Tioga and relevant Letter attached hereto as Exhibit 2.2, free and clear of any lien and with no title defects, and will be entitled to all the rights of a holder of such acquired Assets. The Merger as contemplated by this Option Agreement is not subject to any preemptive right, right of first refusal or other right or restriction other than such rights as have been waived prior to the date hereof.

2.3 Filings.

Tioga and its Affiliates have timely filed all required forms, reports and documents with the SEC and any other competent authority, including tax authorities, (the "Tioga Documents") since their formation. As of the time it was filed with the SEC or any other competent authority, including tax authorities (or, if amended or superseded by a filing prior to the Exercise of the Notice, then on the date of such filing) and until the Option Closing, none of the Tioga Documents, including any financial statements or schedules included or incorporated by reference therein contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made or will be made, not misleading.

2.4 Financial Accounts:

Tioga has delivered to ST accurate and complete copies of its audited consolidated balance sheets as of December 31, 2001 and 2000, and the related audited consolidated statements of operations, stockholders' equity, and cash flows for each of the years then ended, and the notes thereto, together with the report thereon of Ernst & Young, LLP independent auditors (the "Audited Financial Statements") as attached hereto under Exhibit 2.4. No transaction occurred since December 31, 2001 giving rise to any material special or nonrecurring income or any material write-up or revaluation.

Absence of Undisclosed Liabilities. Neither Tioga nor any of its Affiliates have any liability or obligation, except (i) liabilities reflected on the Audited Financial Statements dated as of December 31, 2001, (ii) liabilities described in the notes accompanying the Audited Financial Statements dated as of December 31, 2001, (iii) liabilities which have arisen since December 31, 2001 in the ordinary course of business.

SECTION 3. REPRESENTATIONS OF ST.

ST hereby represents and warrants to Tioga, subject to such exceptions as are specifically disclosed with respect to specific numbered and lettered Sections and subsections of this Section 3 in the disclosure schedule and schedule of exceptions delivered herewith and dated as of the date hereof, and numbered with corresponding numbered and lettered Sections and subsections, as follows:

3.1 Authority; Binding Nature of Agreement. Subject to the terms and conditions herein, ST has all requisite power, authority and legal capacity to enter into this Option Agreement; and the execution, delivery and performance by ST of this Option Agreement has been duly authorized by all necessary corporate approvals. No vote of ST's stockholders is needed to approve any of the transactions contemplated by this Option

Agreement. This Option Agreement constitutes the legal, valid and binding obligation of ST, enforceable against it in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

SECTION 4. ADDITIONAL COVENANTS OF THE PARTIES.

4.1 Filings and Consents. As promptly as practicable following the receipt by any of the parties of the Notice of Exercise of Option, each party to this Option Agreement (a) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the transactions contemplated by this Option Agreement, and (b) shall use all commercially reasonable efforts to obtain all consents (if any) required to be obtained (pursuant to any applicable legal requirement or contract, or otherwise) by such party in connection with the transactions contemplated by this Option Agreement. Each party to this Option Agreement shall (upon request) promptly deliver to the other party a copy of each such filing made, each such notice given and each such consent obtained by such party. The parties shall also enter into a specific Assets Deal Agreement or Merger Agreement providing for customary representations and warranties, as applicable, including but not limited to those provided hereunder.

4.2 Conduct Prior to Option Closing. During the period from the date of this Option Agreement until the Option Closing the Company undertakes as follows:

(a) The Company shall carry on its business as a going concern in the ordinary course in substantially the same manner as heretofore conducted, including without limitation the payment of all wages, bonuses, employee benefits and contributions and necessary filings of Tioga Documents with the SEC or any other competent authority, including tax authorities.

(b) In the event of, and promptly after becoming aware of, the occurrence of or the pending or threatened occurrence of any event that would cause any of the representations and warranties set forth in Section 2 to be inaccurate in any material respect, the Company will give notice thereof to ST and will use its best efforts to prevent or remedy promptly such breach or inaccuracy.

(c) Excluding in connection with the Orckit Loan and any amendment thereof (letter of Orckit attached under Exhibit 2.2), the Company shall not mortgage, charge or pledge any intellectual property asset, or create or suffer to exist any material lien thereupon;

(d) Tioga shall not solicit, directly or indirectly, any offer to be acquired; provided, however, that in the event that an offer to acquire the Company is made by any third party and the Board of Directors of Tioga, in compliance with its fiduciary obligations, agrees to recommend to the shareholders of Tioga to accept the offer, Tioga shall notify ST in writing of such offer having been made. In the event that ST does not decide to exercise the Call Option within 7 working days from the date of such notice, and Tioga elects to accept such offer, then Tioga shall immediately pay ST a break-up fee in the amount of US$ 2,500,000 in cash, and shall immediately release ST from any obligation in connection with Art. 6 of the Services Agreement (Non Solicitation of Tioga employees).

4.3 Documents Delivered by Tioga Prior to Option Closing. Tioga shall deliver to ST, within thirty (30) business days of the receipt of the Notice of Exercise of Option, the following documents and instruments:

(a) True and correct copies of resolutions of the Board of Directors of the Company, authorizing the transaction contemplated hereby;

(b) All consents and regulatory approvals required to be obtained by Tioga for the consummation of the Option Closing; provided that in the event that any such consents require the Purchaser to be an Israeli entity, ST shall assign all rights and obligations under this Option Agreement to an Israeli entity of its choice and shall remain jointly and severally liable with such entity with respect to all obligations set forth herein

4.4 Employees. As soon as practicable after the Option Closing, ST shall provide to all employees of the Company such employee benefit plans, programs and arrangements as ST has discussed with Tioga's VP of HR prior to the signature of this Agreement.

4.5 Tax Liability. Each party shall be responsible for all its respective tax obligations deriving from the transactions contemplated by this Agreement.

SECTION 5. CONDITIONS TO CLOSING.

5.1 Closing Conditions. The exercise by the Company of the Put Option shall be subject to the fulfillment, on the Put Option Exercise Date, of the following terms and conditions.

(a) ST's revenues in 2002 calendar year (the "Revenues Determination Period"), for any products incorporating any portion of Tioga's Intellectual Property (the "Tioga Associated Revenues"), is equal to or exceeds US$10 million. ST shall, within 10 days of termination of the Revenues Determination Period, furnish to Tioga proof of the amount of Tioga Associated Revenues. For this purpose, ST shall, at Tioga's option, either grant the latter's external independent representatives the right of access to all relevant business documents, have copies prepared thereof and provide all necessary information, or submit an independent accountant certificate to that effect;

(b) at least 44 of Tioga's R&D engineers as defined and listed in the Services Agreement, including such number of senior employees as shall be determined by the parties, shall have been offered by ST and accepted employment with ST, provided that ST shall have offered such employees terms of employment that are not less favorable than the terms already applied by ST to ST employees having similar age, rank, seniority, experience, skills and based on the elements indicated in Art. 4.4, as agreed between the Parties.

(c) in case ST has selected to go through a Merger, the Net Financial Indebtedness of Tioga does not exceed US$8 million.

(d) All of the covenants and obligations that Tioga is required to comply with or to perform at or prior to the Option Closing shall have been complied with and performed in all respects during the period until the Closing, including any shareholders' approval to effect the Merger or the Asset Deal.

SECTION 6. INDEMNIFICATION

6.1.1 Indemnification

During the Option Exercise Period, each party (the "**Indemnifying Party**") shall defend, indemnify, and hold the other party and its employees, directors, officers, shareholders and agents (the "**Indemnitees**") harmless from and against, and reimburse the Indemnitees with respect to, any and all losses, damages, liabilities, claims, judgments, settlements, fines, costs, and expenses (including reasonable attorneys' fees) finally assessed by a court of competent jurisdiction and actually paid by the Indemnitees (the "Damages"), not exceeding in the aggregate US$1,800,000 (the "**Indemnifiable Amount**"), of every nature whatsoever incurred by the Indemnitees by reason of or arising out of or in connection with:

(a) any misrepresentation or breach of warranty made by it in this Option Agreement; and

(b) any breach by it of any covenant, agreement or undertaking made by it in this Agreement.

6.1.2 Indemnification

During the thirty days period following the Option Closing, and provided that ST has elected to effect the Assets Deal, Tioga shall defend, indemnify, and hold ST and its employees, directors, officers, shareholders and agents harmless from and against, and reimburse them with respect to, any and all Damages, not exceeding the Indemnifiable Amount, of every nature whatsoever incurred by the Indemnitees by reason of or arising out of or in connection with:

(a) any misrepresentation or breach of warranty made by Tioga in the Asset Purchase Agreement that will be entered into by the Parties; and

(b) any breach by Tioga of any covenant, agreement or undertaking made by it in the Asset Purchase Agreement.

6.2 Conditions of Indemnity. Notwithstanding any other provision in this Section 6, the Indemnitees shall be entitled to indemnification only if the aggregate Indemnifiable Amounts exceed fifty thousand dollars (US$50,000) (the "Threshold Amount"), provided that at such time as the amount to which the Indemnitees are entitled to be indemnified exceeds the Threshold Amount, the Indemnitees shall be entitled to be indemnified up to the full Indemnifiable Amounts including the Threshold Amount. In addition, in the event of a third party claim, the above indemnification is conditioned upon the Indemnitee (i) giving the Indemnifying Party prompt notice in writing of such claim, suit, proceeding or threat thereof, (ii) permitting the Indemnifying Party sole control, through counsel of its choice to defend and/or settle such suit and (iii) giving the Indemnifying Party all the needed information, assistance and authority, at the Indemnifying Party's expense, to enable it to defend or settle such Claim.

6.3 In order to secure Tioga's obligations pursuant to Section 6.1.2 above, the Parties shall establish an escrow account in which US$1,800,000 of the proceeds received by Tioga in the Assets Deal shall be deposited for the thirty (30) day period during which the indemnification obligation set forth in 6.1.2 above survives.

6.4 Exclusive Remedies. Each Party acknowledges and agrees that its sole and exclusive remedy (except in the case of fraud, in which case such Party reserves all rights available to it under the law with respect to the party committing such fraud) with respect to any and all claims relating to the subject matter of this Option Agreement and the documents and certificates specifically contemplated by this Agreement shall be pursuant to the indemnification provisions set forth in this Section 6.

SECTION 7. MISCELLANEOUS PROVISIONS.

7.1 Governing Law; This Option Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to its conflict of laws principles. If a dispute arises out of or related to this Agreement, the parties agree to submit the dispute to arbitration. The arbitration proceedings will be conducted by a single arbitrator selected by the parties or, if the parties can not agree on the identity of the arbitrator, by a panel of three arbitrators, one selected by each of the parties and the third mutually selected by the other two arbitrators. The decision of the arbitrators shall be final and binding upon the parties. The cost of the arbitration, including the fees and expenses of the arbitrator(s), will be shared equally by the parties unless the award otherwise provides. The arbitration shall be conducted in the English language and all hearings shall be held in New York.

7.2 Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Option Agreement and the intentions of the parties as reflected hereby.

7.3 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered by hand, by registered mail, by courier or express delivery service to the address set forth beneath the name of such party below (or to such other address as such party shall have specified in a written notice given to the other parties hereto), and provided that a mail or courier receipt, as applicable, is obtained:

if to ST:

Strategic Planning
STMicroelectronics
Route de Pré-Bois, 20
1215 Geneva
Switzerland

with a copy to

General Counsel
STMicroelectronics NV
Route de Pré-Bois, 20
1215 Geneva
Switzerland

If to the Company:

Tioga Technologies Ltd.
32 Nahalat Yitzhak St.
Tel Aviv, Israel
Attn: Izhak Tamir, Chairman

with a copy to:

Naschitz, Brandes & Co.
5 Tuval Street
Tel-Aviv, Israel
Fax: 972 3 623 5021
Attention: Sharon A. Amir, Adv.

7.4 Headings. The boldface headings contained in this Option Agreement are for convenience of reference only, shall not be deemed to be a part of this Option Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

7.5 Counterparts. This Option Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

7.6 Waiver.

(a) No failure on the part of any Person to exercise any power, right, privilege or remedy under this Option Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Option Agreement, shall operate as a waiver of such power, right, privilege or remedy within the mandatory terms as provided hereunder; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Person shall be deemed to have waived any claim arising out of this Option Agreement, or any power, right, privilege or remedy under this Option Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

7.7 Amendments. This Option Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of all of the parties hereto.

7.8 Severability. In the event that any provision of this Option Agreement, or the application of any such provision to any person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Option Agreement, and the application of such provision to persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

7.9 Termination. Either party may terminate this Agreement in the event of a demonstrated material failure by the other party to comply with its contractual obligations under this Agreement, the TTA or the Services Agreement, which failure shall not have been cured within 90 days from a written notice given by the terminating party to cure such failure provided, however, that the effects of this Agreement shall remain in force in favor of the non breaching party and that the breaching party can not invoke this article to its benefit.

7.10 Entire Agreement. This Option Agreement and the Exhibits hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

STMicroelectronics NV
By:
Name
Title:

Tioga Technologies Ltd.
By:
Name:
Title:

EXHIBIT 1.1(b)

NOTICE OF EXERCISE OF CALL OPTION

To: Tioga Technologies Ltd. ("**Tioga**")

Date: ____________________

The undersigned hereby irrevocably elects to exercise the Call Option (as defined in that certain Option Agreement by and between the undersigned and Tioga, dated as of February 14, 2002 (the "**Agreement**"). Subject Art. 1.3 above, the method for exercising the Call is: (check the applicable box):

☐ Merger (as defined in the Agreement);

☐ Assets Deal (as defined in the Agreement);

in any case, subject to all terms and conditions stated in the Agreement.

STMicroelectronics N.V.
By: ____________________
Name: ____________________
Title: ____________________

EXHIBIT 1.2(c)

NOTICE OF EXERCISE OF PUT OPTION

To: STMicroelectronics N.V. ("ST")

Date: ____________________

The undersigned hereby irrevocably elects to exercise the Put Option (as defined in that certain Option Agreement by and between the undersigned and ST, dated as of February 14, 2002 (the "**Agreement**") and to cause ST to effect the Assets Deal (as defined in the Agreement) or the Merger (as defined in the Agreement), according to ST's exclusive choice, and subject to all terms and conditions stated in the Agreement.

Tioga Technologies Ltd.
By: ____________________
Name: ____________________
Title: ____________________

EXHIBIT 1.3

Messrs. IZHAK TAMIR AND ERIC PANETH UNDERTAKINGS

EXHIBIT 2.2

ORCKIT LETTER

EXHIBIT 2.4

AUDITED FINANCIAL STATEMENTS

DEVELOPMENT MARKETING AND SERVICES AGREEMENT

This **DEVELOPMENT MARKETING AND SERVICES AGREEMENT** (the "**Agreement**") is effective as of February 14, 2002, by and between:

1. **Tioga Technologies Ltd.**, a public company incorporated under the laws of the State of Israel with its registered offices at 32 Nahalat Yitzhak St., Tel Aviv, Israel ("**Tioga**" or the "**Company**"); and

2. **ST Microelectronics Ltd.,** a company incorporated under the laws of the State of Israel with its registered offices at 1 Haomanut St., Netanya, Israel ("**ST**").

3. **STMicroelectronics NV**, a Dutch company having its registered offices at Strawinskylaan 1725, Amsterdam , the Netherlands, through its Swiss branch having its registered offices at 20 Route de Pre-Bois 1215, Geneva (hereinafter referred to as "**ST NV**")

WITNESSETH

WHEREAS, in the frame of a larger cooperation between the parties as described below, ST under the guidance and responsibilities of ST NV wishes to engage Tioga to provide certain R&D, marketing and other technical assistance services described in this Agreement, and Tioga is willing and able to provide such services on the terms and conditions set forth herein; and

WHEREAS, in particular, the parties are willing to closely cooperate on xDSL R&D projects with the following common goals, in the frame of business targets as indicated by ST:

- To harmonize work methodology and xDSL product development flow
- To create the prerequisites for long term partnership between the parties; and

WHEREAS, ST is aware of the fact that some of Tioga's xDSL product development projects are funded with grants of the Israeli Office of the Chief Scientist ("OCS"), and agrees to abide by Israeli laws relating to such funding; and

WHEREAS, this agreement is complementary to such other agreements that are concurrently executed, i.e. a Technology Transfer Agreement (the "**TTA**") and Option Agreement (the "**Option Agreement**") that shall become effective altogether upon OCS approval and other conditions as provided under Art. 7.3 of the TTA .

NOW THEREFORE, the parties hereto agree as follows:

1. **Engagement of Tioga**

1.1. Subject to the condition set forth in Section 1.6, Tioga hereby undertakes to provide, through a Qualified Workforce composed of up to 55 R&D engineers as resulting from Art. 1.4, during the Term (as defined below), R&D and marketing services in the xDSL field, as shall be determined by ST from time to time (the "**Services**"), including, without limitation, Services in the following areas:

Design-Lab/Engineering Services:

1) Porting of Tioga IP and Products on ST technologies.

2) Integration of ST IP (AFE and Line Drivers) on Tioga Peak ADSL reference design.

3) R&D services on new products including

- Engineering activity supporting products available at the time of signature of all the agreements as resulting from the preamble herein above and to be sold under ST trademark until items 1 and 2 above have been completed.
- System, architecture and ICs design
- ICs and platform evolution for products as per 1) and 2) and new products outcoming from R&D services.

4) Products, marketing and filed application support, including reference design for products as per 1) and 2) and new products outcoming from R&D services, which may include but will not be limited to PeakVDSL, PeakADSL, PeakSHDSL and Perflow integrated circuits currently in development, including relevant software, design databases, models, prototypes, demonstration boards and reference design.

5) Maintenance (such as bugs fixing, optimization, improvements etc.) on Transferred Technology and Products as defined under the TTA, either asked by ST or made by Tioga independently.

Marketing Services:

6) Marketing support for products as per 1) and 2) and new products outcoming from R&D services.

Other technical assistance:

7) Support in dealing with Fujitsu Microelectronics in the temporary supply phase.

1.2. Tioga shall provide the Services according to a high degree of care and at a high level of professional standards, in compliance with all applicable law and in accordance with ST's specifications and instructions in the frame of the overall scope as described in the preamble.

The parties further undertake to provide each other any necessary assistance, if so requested, with respect to any specific requirements raised by any party in connection with the activities to be rendered hereunder.

1.3. The parties will establish a Steering Committee composed of two members of each party, having supervision and technical empowerment for leading the Services' cooperation. Such representatives will initially be: for Tioga, Doug Goodyear and David Voschina, and for ST Pietro Palella and Domenico Rossi. At any time, either party shall be entitled to change any of its respresentatives upon written notice to the other party.

1.4. Tioga will organize a Qualified Workforce composed of up to 55 R&D engineers, as resulting from separate agreement between the Parties, and will make all commercial best efforts not to have such headcount decrease. If the headcount decreases below 35 persons of the R&D engineers, ST will be entitled to renegotiate or terminate this Agreement, in accordance with Section 4. Tioga also commits to make all commercial best efforts for ensuring that, out of the list agreed by the Parties, the Technical Management as separately agreed between the Parties shall remain with Tioga for the duration of this Agreement. Any replacement of the Technical Management will be coordinated with ST.

1.5. The relationship between Tioga and ST established by this Agreement is that of independent contractors, and nothing in this Agreement shall be construed:

(a) to constitute the parties (or any officer, employee or agent of the parties) as principal and agent or employer and employee.

(b) to allow either party to create or assume any obligation on behalf of the other party for any purpose whatsoever or to represent to any person that such party has any right or power to enter into any binding obligation on the other party's behalf.

1.6 This Agreement shall become effective upon the Closing of the Technology Transfer Agreement.

2. Consideration

2.1. In consideration for Tioga's performance of the Services pursuant to this Agreement, ST shall pay Tioga US$2 million, adjusted in accordance with Section 2.2 below, plus VAT, if any (the "**Quarterly Fee**"), for each of the five periods of three months each in which the Services are granted, commencing on January 15, 2002 (the "**Execution Date**") (each such three months period, a "**Quarter**") to be paid to Tioga by wire transfer, by no later than the third day of each Quarter, subject to Tioga providing ST with reasonable written evidence that the payment would be required for the upcoming quarter in advance, also based on the data concerning the allocated resources on each project as resulting from the monthly reports provided in accordance with the provisions of art. 2.3 hereunder (in the event that the above conditions are not met for any given quarter, the Quarterly Fee will be paid in three equal installments, on last day of each month comprising such Quarter), provided that: (i) the initial Quarterly Fee of USD 2 million shall be paid upon Closing of the TTA , provided, that the condition set forth in Section 1.6 shall have been met and (ii) the fifth Quarterly Fee shall be paid monthly in three equal installments, provided that the payment for the first month shall be paid within three days of the first anniversary of the Execution Date (i.e., January 18, 2003), the payment for the second month shall be paid within 3 days of the beginning of the month thereafter (i.e. February 18, 2003), and the remaining payment shall be made within 3 days of the last day of the quarter (i.e. April 18, 2003); provided that if the Put Option is exercised following such payment, then the Option Consideration, as set forth in the Option Agreement, will be reduced by the amount of such paid fifth Quarterly Fee.

Tioga will receive the funds by wire transfer of immediately available funds to the following bank account:

First International Bank of Israel – FIBI

Israel Bank number: 31

Branch number: 126

Account name: Tioga Technologies Ltd.

Account number: 409026638

2.2. In the event that, during each quarter, the average number of engineers employed by Tioga for the purposes of providing the Services (the "**Qualified Workforce**"), as evidenced by a written confirmation from Tioga's Chief Executive Officer according to Art. 2.3, is less than 55 (fifty five), the Quarterly Fee payable with respect to the upcoming Quarter shall be reduced, unless otherwise expressly agreed by ST so as to equal (i) US$2 million, multiplied by (ii) the average number of the Qualified Workforce on such quarter, divided by fifty five.

2.3. Within 1 day following the end of each month, Tioga's Chief Executive Officer will provide an advancement report detailing achievements and encountered problems and detailing by program the allocated resources.

2.4. Tioga acknowledges that the calculation of the Quarterly Fees is based on the assumption that Tioga shall employ or otherwise engage at least five non-technical personnel including CEO, CFO, HR coordinator and two secretaries; and the assumption that Tioga receives the OCS funding for which it has applied in respect of calendar year 2002. In the event that such funding is not granted, the parties will negotiate in good faith how to make up for such funding.

3. <u>Proprietary Rights</u>

3.1. Subject to ST's compliance with the terms of this Agreement, the design wins and products (i.e. integrated circuits including relevant high level architecture, software, design databases, models, prototypes, demonstration boards, reference design and inventories; provided, however, that any combination of any of the above that results in a different high level architecture or basic functionality from those of the integrated circuits set forth above shall not be deemed to be a product hereunder) developed by the Qualified Workforce in the course of providing the Services for such relevant quarter, shall be solely owned by ST or such ST entity in accordance with art. 3.4 hereinafter. The parties will take all necessary steps to document the transfer of the deliverables set forth in this Section 3.1.

3.2. Notwithstanding the above, all rights, title and interests to the intellectual property developed by the Qualified Workforce ("Joint Foreground") in the course of providing the Services, shall vest in and be jointly owned by Tioga and ST, and both Parties will be equally entitled to use Joint Foreground subject to the provisions of

Section 3.3 below, provided, however, that if the Option Closing (as defined in the Option Agreement) takes place all such intellectual property will vest solely with ST and Tioga shall enter into all agreements and sign all documentation necessary to evidence such sole ownership rights of ST.

3.3. Unless differently regulated as provided under Art. 1.4 of the Option Agreement, Tioga's rights on Joint Foreground, shall be subject solely to the following:

a) In case of direct or indirect Change of Control over Tioga capital between the Execution Date and 24 months after the earlier of the termination of this Agreement and January 15, 2003, by a third party controlled by, controlling or under common control with, directly or indirectly, a company in the semiconductor or xDSL business ST will automatically acquire, upon closing of the transaction leading to the Change of Control, exclusive rights of use on Joint Foreground and Tioga's use of the Joint Foreground will be restricted to internal purposes only (i.e. for Tioga's implementation), unless Tioga pays to ST a one-time fee of US Dollars 4 million, after which time Tioga shall co-own the Joint Foreground without any restriction whatsoever with respect to this Section 3.3(a). For the purpose of this Agreement, of the TTA and the Option Agreement, "**Control**" shall mean the direct or indirect ownership of 50% or more of the shares entitled to vote upon election of directors or persons performing similar functions or having the right or the power to elect a majority of the members of a similar governing board which has decision making power over the business entity; "**Change of Control**" shall mean any change of Control over Tioga as above defined, whatever is the mechanism through which such change may be effected. For the purpose of this Art. 3.3 (a), (i) the sale, of all of Tioga's Intellectual Property and substantially all of its R&D personnel, collectively, whether as a single sale or a series of related sales to one or more parties under direct or indirect common control, and (ii) any license granted by Tioga or its successors to any third party, directly or indirectly put under the same control or controlling directly or indirectly Tioga or its successors shall be deemed to be a Change of Control.

b) Tioga shall not commercially exploit the Joint Foreground from the Execution Date until the earlier of January 15, 2003 or termination of this Agreement. After that term has expired, in the event Tioga commercially exploits the Joint Foreground through grant of license, sale of ownership or otherwise, except (i) as set forth in (a) above, (ii) for its own use, production and sale, and (iii) a license granted to a third party in the ordinary course of business for Tioga's implementation of Joint Foreground, then Tioga will be entitled to do so, provided that Tioga shall pay to ST an access fee equal to 50% of the license fee, sale amounts and/or other proceeds, excluding royalties and NREs, negotiated and agreed within 12 months from January 15, 2003 (or the termination of this Agreement, if earlier) due and payable to ST upon actual payment to Tioga, even if such payment to Tioga should occur after such 12 months from January 15, 2003 (or the termination of this Agreement, if earlier). Upon agreement of the parties the present access fee may be reduced on a specific case by case basis, to be negotiated separately. The aggregate fees under this Section 3.3(b) shall not exceed US$4 million.

3.4. It is agreed that ST will explore with the OCS the possibility to assign to ST NV the ownership rights of ST under this Agreement, subject to the necessary license to ST, compliant with OCS' requirements, to enable ST to perform this Agreement. Each party hereto will bear all expenses and royalty requirements under applicable laws and regulations with respect to sales, licenses or any revenue generated by such party on Jointly Owned Foreground. Other than the OCS' approvals stated in this article 3.4, no consent, approval, order, license, permit, action by, or authorization of any governmental authority on the part of Tioga is required that has not been obtained by Tioga prior to the Closing in connection with the valid execution, delivery and performance of the Agreement

3.5. Except for the limitations set forth in Exhibit 1, and such other licenses and consents as shall be required for the purpose of providing the Services, and agreed to by ST, Tioga hereby represents and warrants that it is fully entitled to transfer to ST xDSL design wins and xDSL products developed by the Qualified Workforce to the selected ST entity according to art. 3.4 hereinabove.

3.6. Tioga also undertakes to take all necessary measures to obtain the OCS' approval to this Agreement, and to the Technology Transfer Agreement. In that connection, Tioga further undertakes to reasonably cooperate with ST and provide ST with assistance, which may include, without limitation, providing information required by the OCS, and meeting with the OCS, if necessary.

3.7. This Section 3 shall survive the termination of this Agreement; provided, however, that a breaching party can not invoke this Section to its benefit except as provided under Art. 4.3.

4. Term and Termination

4.1 Subject to Section 1.6 above, the term of this Agreement shall commence on the Execution Date and shall remain in force until the earlier of (i) April 15, 2003 and (ii) the Option Closing, as defined in the Option Agreement (the "**Term**").

4.2 Notwithstanding the aforesaid, (i) ST shall be entitled to terminate this Agreement, upon a 90 day written notice, in the event that Tioga's headcount decreases below 35 persons as indicated in art.1.4; provided, however that such termination shall have to be effected within 7 business days of the end of the month in which Tioga first notifies ST of such decrease and provided further that in the event that the headcount decreases below 25, the 90 day period shall be reduced to 30 days, (ii) ST shall also be entitled to terminate forthwith this Agreement in case of Change of Control over Tioga by any third party, and (iii) either party may terminate this Agreement in the event of a demonstrated material failure by the other party to comply with its contractual obligations under this Agreement, the TTA or the Option Agreement, which failure shall not have been cured within 90 days from a written notice given by the terminating party to cure such failure. ST shall also be entitled to terminate forthwith this Agreement if, as a consequence of Tioga filing a petition or application for bankruptcy or voluntary liquidation, being declared insolvent, becoming subject to final judicial decision under Israeli bankruptcy or insolvency law, or suffering the appointment by the court of a receiver or trustee over all or substantially all of its assets or properties, which is not removed within 90 days, Tioga will not be able any longer to secure the Services to ST according to the terms of this Agreement.

4.3 In case of termination of this Agreement for any reason whatsoever other than for ST breach not cured within 90 days, the Joint Foreground developed as of the date of such termination will remain subject to the rights of use as provided under Art. 3 of this Agreement and Art. 1.4 of the Option Agreement.

4.4 In case ST unilaterally fails to perform its payment obligations hereunder without cause and does not cure its failure within 90 days, Tioga shall be released from its obligations provided under Art. 2.3 of the TTA; in case Tioga unilaterally fails to perform its Services hereunder without cause and does not cure its failure within 90 days, then ST shall be released from its obligations under Art. 2.3 of the TTA.

5 **Location**

The Services shall be mainly performed at Tioga's facilities in Israel, including Tioga availability to accept, following ST's coordination with Tioga, to have ST employees permanently established at Tioga premises or, for specific missions, may also be performed at such other location at ST or customers as indicated by ST. It is agreed that either party's employees will comply with the procedures and policies of the Tioga site or ST site where the Services shall be rendered.

6 **No Solicitation**

For so long as this Agreement is in force and for a period of one year following the termination or expiration thereof, and provided that the put or call options are not exercised, ST shall not, directly or indirectly, solicit, endeavor to entice away from Tioga any person or organization who is employed by the Company during the Term, unless upon Tioga's prior written approval. It is understood that media advertisement for job posting will not be considered as solicitation. Upon receipt by ST of Tioga Notice of No Closing pursuant to Art. 1.4 or Art. 4.2. (d) of the Option Agreement, ST shall be immediately released from any obligation hereunder.

Notwithstanding the above, Tioga hereby grants ST the right to hire up to two selected employees of Tioga for marketing activities, during the Term of this Agreement.

The provisions of this clause shall survive the termination of this Agreement; provided, however, that a breaching party can not invoke this clause to its benefit.

7 **Non Compete**

In view of the valid consideration provided by ST under this Agreement, for a period of one year after the signature of this Agreement, Tioga shall not, directly or indirectly, conduct any development activity that competes with ST in the xDSL field.

The provisions of this clause shall survive the termination of this Agreement; provided, however, that a breaching party can not invoke this clause to its benefit.

8 **Records**

Tioga shall keep records of work undertaken in relation to the provision of the Services and, at ST's request, shall make them reasonably available for inspection and/or provide copies to ST.

9 **Assignment**

Neither party shall have the right or power to assign any of its rights or delegate the performance of any of its duties under this Agreement, without the prior consent of the other party, provided, however, that such consent shall not be required for a party to assign or transfer its rights under this Agreement to an Affiliate, a successor to all or substantially all of such party's assets or business relating to the subject matter of this Agreement, whether by merger, reorganization, operation of law or by the sale or transfer of all or substantially all of such party's assets or business relating to the subject matter of this Agreement, provided such successor shall assume in writing all of such party's obligations under this Agreement.

10 **Confidentiality**

During the term of this Agreement and for three (3) years after its termination or expiration, each party shall keep all information related to the services rendered hereunder in the strictest confidence and shall not disclose such information to any third party (other than to Affiliates) provided, however, that ST will be entitled to disclose, directly or through Tioga, on a need-to-know basis and subject to customary confidentiality undertakings, any information, as deemed necessary, to business associates. Tioga shall not disclose, at any time, to any third party and shall take all necessary measures to ensure the confidentiality of any information related to the design wins and Products made hereunder for ST. The above shall not apply to information which is now, or hereafter becomes, through no act or failure to act on the part of the disclosing party, publicly known or available.

11 **Compliance with Laws**

Each party shall at all times and at its own expense:

(a) strictly comply with all applicable laws, rules, regulations and governmental orders, now or hereafter in effect, relating to its performance of this Agreement;

(b) maintain in full force and effect all licenses, permits, authorizations, registrations and qualifications from all applicable governmental departments and agencies, to the extent necessary to perform its obligations hereunder.

12 **General Provisions**

12.3 The failure of either party to assert any of its rights hereunder, shall not be deemed to constitute a waiver of that party's right thereafter to enforce each and every provision of this Agreement in accordance with its terms.

12.4 All notices, reports, and other communications to either party pursuant to this Agreement shall be made in writing (including any facsimile transmission or similar writing) and confirmed either by certified or registered first-class mail, return receipt requested and postage prepaid, by courier, or hand-delivery, to the address set forth at the beginning of this Agreement or to such other addresses as the parties may designate by written notice in accordance with the terms hereof from time to time. Each such notice, report, or other communication shall be effective upon receipt.

12.5 This Agreement may be executed in several duplicate originals in the English language, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.6 This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to conflict of law provisions. Any and all disputes between the parties hereto shall be submitted to arbitration according to the Rules of Conciliation and Arbitration laid down by the International Chamber of Commerce by three arbitrators appointed in accordance with said Rules. The arbitration shall be conducted in the English language and all hearings shall be held in New York.

12.7 This Agreement embodies the entire agreement of the Company and ST with respect to all matters addressed in this Agreement and supersedes all prior agreements, understandings and communications, whether written or oral, between the parties or either of them, with respect to the subject matter hereof. No modification or amendment of this Agreement shall be effective, unless it is in writing and executed by a duly authorized representative of each party.

12.8 Words and defined terms denoting the singular number include the plural and vice versa and the use of any gender shall be applicable to all genders.

12.9 The paragraph headings are for the sake of convenience only and shall not affect the interpretation of this Agreement.

12.10 The recitals hereto form an integral part of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives, effective as of the day and year first written above.

Tioga Technologies Ltd.

By: ____________________________

Name: ____________________________

Title: ____________________________

STMicroelectonics Ltd.

By: ____________________________

Name: ____________________________

Title: ____________________________

STMicroelectonics NV.

By: ____________________________

Name: ____________________________

Title: ____________________________

Exhibit 1

Alcatel – cross license for ADSL

DSPG – Teak light license

Israel Chief Scientist Office

Virage Logic License

NurLogic License

Texas Instruments – certain of Amati's patents

Orckit Loan and debenture and relevant Orckit Letter dated Feb. 13, 2002

Tioga Sales Representatives – see attached list

Analog Integration Partners License

Services Agreement between with New Silicon Value Ltd.

Fujitsu Microelectronics Agreement regarding ADSL.

Connexant Agreement regarding HDSL 2.

TECHNOLOGY TRANSFER AGREEMENT

This agreement is entered into this 14 of February, 2002

by and between

Tioga Technologies Ltd. An Israeli company having its registered office at 38 Nahalat Yitzhak, Tel Aviv, Israel (hereinafter referred to as "Tioga")

on the first part

and

ST Microelectronics Ltd., an Israeli company having its registered offices at 1 Haomanut St., Netanya (hereinafter referred to as "ST")

and

STMicroelectronics NV, a Dutch company having its registered offices at Strawinskylaan 1725, Amsterdam , the Netherlands, through its Swiss branch having its registered offices at 20 Route de Pre-Bois 1215, Geneva (hereinafter referred to as "ST NV")

on the other part

collectively, sometimes, referred to as "the Parties"

Whereas

Tioga is a leading designer of integrated circuits and systems for xDSL solutions, and has acquired and is pursuing the development of Intellectual Property including patents (whether filed or granted), know-how, trademarks and technology in the field of ADSL, G.lite, HDSL2, SHDSL and VDSL semiconductor products, AFE chips specifications for xDSL semiconductors and related traffic management as described in Exhibit 1 ,which has been delivered to ST by Tioga on the date hereof;

ST desires to acquire, and Tioga agrees to transfer, under the terms and conditions of this Agreement, co-ownership rights, as described in Section 2.1, to the Transferred

Technology, as defined below, and to transfer full ownership of Tioga design wins and Products as hereinafter defined;

ST is aware of the fact that certain Tioga product development projects are funded with grants of the Israeli Office of the Chief Scientist ("OCS"), and is willing to abide by Israeli laws relating to such funding and to bear any costs and obligations associated therewith, including, without limitation, any costs and obligations associated with the transfer and/or license under this Agreement and the royalty payments thereafter as far as they are related to any use by ST of the Transferred Technology and the Transferred design wins and Products.

ST, ST NV and Tioga are executing, on the same date hereof, a Development Marketing and Services Agreement regulating development activities relating, amongst other things, to the PeakADSL, the PeakSHDSL, the PeakVDSL and the Perflow products, to be performed by Tioga on behalf of ST during the term of such agreement.

ST NV and Tioga are executing on the same date hereof an Option Agreement (the "Option Agreement") regulating the possibility, for either party, to sell and purchase Tioga shares or assets, within a certain time frame, according to specific terms and conditions set forth therein.

In consideration of the mutual premises, the parties agree to the terms and conditions of this Agreement.

Article 1: Definitions

Affiliates: shall mean, in the case of Tioga, Tioga Technologies Inc. and Silicon Value (S.V.) Ltd. (in liquidation); and, as applied to ST and ST NV, any other person or entity directly or indirectly controlling, controlled by or under common control with, ST NV.

Agreement: this Technology Transfer Agreement.

Closing Date: shall mean the date set forth in Article 7.3.

Consideration: as defined in Art. 7.

Effective Date: the date hereof.

Intellectual Property or IP: shall mean each of the following as may exist with respect to the Transferred Technology on the Effective Date and any use or application of any part thereof, (a) all inventions, whether patentable or not and whether or not reduced to practice and all Patents listed in Exhibit 1, (b) all copyrightable works, whether registered or unregistered, (c) all mask work rights, (d) all trade secrets, know-how, and confidential business and technical information including ideas, research, development, formulas, compositions, processes, techniques, technical data, designs, drawings, engineering notebooks, industrial models, software and specifications, (e) all Trademarks, (f) all computer software, both source and object code including data and related documentation, flow charts, diagrams, descriptive texts and programs, computer printouts, underlying tapes, computer databases and similar items, and (g) all rights to sue for and remedies against past, present and future infringements of any and all of the foregoing rights or priority and protection of interests therein under the laws of any jurisdiction worldwide, subject to Section 10.

Patents: all patents, patent applications, provisional applications and any similar filings in any jurisdiction as set forth in Exhibit 1.

Products: shall mean existing PeakADSL and Condor integrated circuits, and PeakVDSL, PeakSHDSL and Perflow (partly based on prior generation Condor) integrated circuits still under development including relevant high level architecture, software, design databases, models, prototypes, demonstration boards, reference design and inventories as listed in Exhibit 1; provided, however, that any combination of any of the above that results in a different high level architecture or basic functionality from those of the integrated circuits set forth above shall not be deemed to be a Product hereunder.

Trademarks: the trademarks, trade-names, logos, trademark applications, domain names, and other marks used and/or registered by Tioga in connection with the Transferred Technology on the Effective Date, including (without limitation) those listed in Exhibit 1.

Transferred design wins and Products: all Tioga and Tioga Affiliates' Products and rights under design wins on the Effective Date, as listed in Exhibit 1 hereto.

Transferred Technology: shall mean all of Tioga's and Tioga's Affiliates Intellectual Property as existing on the Effective Date in the fields of (i) SHDSL (ii) VDSL, (iii)

ADSL, (iv) G.lite, (v) HDSL2, and (vi) network traffic management applied to xDSL semiconductor products and xDSL chipsets, including as described in Exhibit 1.

Article 2: Transferred Technology

2.1 Joint Ownership. Subject to all terms and conditions of this Agreement, at the Closing, Tioga shall transfer to ST, the Transferred Technology on a co ownership basis, without accounting (i.e., subject to any applicable law, each party would have ownership rights, as if such party were the sole owner of such rights), subject only to the specific terms of this Agreement . For the avoidance of doubt ST and, subject to compliance with applicable OCS laws and regulations, its Affiliates, shall have the perpetual right to use without limitation the Transferred Technology for the purpose of developing, having developed, manufacturing and having manufactured, supplying, selling, or otherwise disposing of the Transferred Technology and/or the Products or any derivatives therefrom, subject to Section 2.3, and to Tioga's receipt of the Consideration set forth in Art. 7.1 hereunder, and further subject to the terms of the agreements listed in Exhibit 2 hereof.

2.2 Tioga agrees to execute all documentation, which ST deems reasonably necessary to evidence and render effective such transfer of rights, in accordance with applicable legislation, including but not limited for purposes of obtaining any required regulatory consent.

2.3 License: Neither ST nor Tioga shall have the right to sell, grant licenses (other than licensing for manufacturing), assign or anyhow dispose of the Transferred Technology to any third party (other than, with the approval of the OCS, to either party's Affiliates) at any time during the one year period following the Effective Date ("**Initial Period**"), except for ST right to dispose at any time of the Transferred Technology for cross licensing purposes, upon the necessary approval of the OCS.

2.4 Disclosure and Deliveries of Documentation: Tioga shall, upon payment of the Consideration as per Art. 7.4.2 and subject to applicable OCS regulations, commence disclosure (by document, access to Tioga offices and sites, or otherwise as ST may from time to time reasonably request), to ST of all documentation and technical information comprising the Transferred Technology, including but not limited to, know-how. All such documentation shall be delivered in English upon the Closing.

2.5 Allocation to Affiliates: For the avoidance of doubt, Tioga acknowledges that ST contemplates performing its rights under this Agreement through any of its Affiliates. Promptly after the execution of this Agreement and subject to ST complying, at its expense, with OCS laws, rules and regulations, ST shall allocate tasks and responsibilities to any of its Affiliates as deemed useful for the exploitation of the rights granted hereunder. It is further acknowledged that ST will explore with the OCS the possibility to assign to ST NV the ownership rights transferred hereunder, subject to the necessary license, compliant with OCS' requirements, to enable ST to use and dispose of the Transferred Technology and the Transferred design wins and Products, and to comply with ST's rights and obligations related to such use under this Agreement.

2.6 Tioga and ST cooperation: Tioga undertakes to take all necessary measures to obtain the OCS's approval to this Agreement, the Option Agreement and the Development Marketing and Services Agreement. Unless otherwise required by the OCS, ST shall be invited to participate in all proceedings vis-à-vis the OCS. Tioga shall enable ST to review all correspondence with the OCS and to attend all meetings with the OCS, if they occur, in respect of said approval, and shall inform ST on a regular basis on the progress of obtaining said approval. In that connection, Tioga further undertakes to cooperate in good faith with ST, and to provide ST with reasonable assistance in addressing the OCS, in connection with further matters and approvals related to this Agreement.Such assistance may include providing information required by the OCS, and meeting with the OCS, if necessary. ST and ST NV shall execute by the date hereof the OCS undertakings as required by the OCS.

2.7 Protecting the Jointly owned Intellectual Property Rights: During the Initial Period, at the request of either owning Party (ST on one hand and Tioga on the other hand), the owning Parties shall meet (either in person or telephonically) to discuss whether to file patent applications in respect of the Transferred Technology, as well as the maintenance of the Patents, Trademarks, and other Intellectual Property rights. A patent application shall be filed on the Transferred Technology unless both Parties mutually agree not to file. For inventions not leading to patent filing, the Parties shall, unless otherwise agreed, take reasonable measures consistent with the confidentiality provisions of the Agreement to protect the inventions as trade secrets and not to disclose it to third parties. During the Initial Period, patent applications shall be filed in the name of both Parties and ST (unless otherwise agreed) (the "Filer") shall be responsible for filing patents in at least the United States and the most relevant countries in Europe and shall direct and control such filing and the costs, including maintenance for any such patent, will be shared by the co- owners. The Filer shall keep the other owning Party reasonably informed of such activities. Notwithstanding the above, in the event that during the Initial Period a Party refuses to bear the expenses in connection with a patent Filing in the US, or maintenance thereof, the Patent that may issue therefrom shall be exclusively held by, and assigned to the other Party, but the first Party shall have the right to use the Transferred Technology covered by the Patent as if it had held such Patent excluding only the right to sue and/or enjoin a third party.

2.8 Enforcement. During the Initial Period, either owning Party may elect to enforce Intellectual Property rights arising from Transferred Technology with the consent of the other, which consent shall not be unreasonably withheld. To the extent that either owning Party elects to enforce such rights and the other Party has incurred expenses (including attorneys' fees) as a result of such enforcement, the Party enforcing such rights shall pay all such expenses for the other Party.

2.9 Protection of Joint Ownership following the Initial Period. Following the Initial Period, in the event that neither the Call Option nor the Put Option, as defined in the Option Agreement, are exercised, the Parties shall cooperate in good faith in protecting and enforcing the co-owned Intellectual Property rights, unless differently agreed between the Parties.

2.10 Use and disposition. During the Initial Period and subject to the rights of Orckit Communications Ltd. under Orckit's outstanding loan to Tioga, and relevant obligations as resulting from Exhibit 3 (Letter from Orckit), neither ST nor, for so long as ST has not breached the Development, Marketing and Services Agreement, a breach which has not been cured within 90 days following the written notice of such breach, Tioga shall pledge as collateral or otherwise encumber the Transferred Technology with express or implied liens, judgements or adverse claims.

Article 3: Transferred Design Wins and Products

3.1: Transfer of property

Pursuant to the terms of this Agreement, at the Closing, Tioga will transfer ownership to ST of all Transferred design wins and Products. Consequently, Tioga agrees to execute all documentation, which ST deems reasonably necessary to evidence and render effective such transfer of ownership, in accordance with applicable legislation, including but not limited to obtaining of any required third party consent.

3.2: Disclosure and delivery of documentation

Tioga agrees, upon ST request, to provide access to all documentation and technical information pertaining to the design wins and products, constituting Transferred design wins and Products pursuant to the terms of this Agreement. All such documentation shall be delivered in English.

Article 4: Visits and Technical Assistance

In order to foster ST manufacturing utilization of Transferred Technology under Art. 2, and the Transferred design wins and Products under Article 3 as soon as reasonably convenient for Tioga and ST but in any case not prior to the Closing Date, Tioga shall start dispatching employees of its Research and Technology Division or any other person (regarded by Tioga to be competent for the purpose) to such location indicated by ST for starting rendering technical assistance, including all reasonable assistance in making ST personnel and if so indicated by ST, ST Affiliates personnel fully cognizant of Transferred Technology and Transferred design wins and Products. Reciprocally, within the same time frame, Tioga shall permit ST employees or ST Affiliates employees, as indicated by ST, to start regularly visiting Tioga offices and sites for training in the use of the Transferred Technology and Transferred design wins and Products.

In connection with such visits and training, each party shall remain solely liable for all the salaries, benefits, travel and related costs and expenses of its personnel, as well as all injury to or caused by them.

Tioga shall, thereafter, upon the request of ST, without charge, other than as provided under the Design Services & Marketing Agreement, promptly make available to ST, Tioga technological personnel (reasonably regarded by Tioga to be competent for the purpose) to render technological assistance to be scheduled at Tioga and ST mutual convenience.

Article 5: [Intentionally left in blank]

Article 6: Assistance

Either Party undertakes to provide the other Party with reasonable assistance, as shall be required in order to allow such other Party to perform and comply with its obligations under this Agreement.

Article 7: Consideration

7.1 In consideration for:

(a) the joint ownership in the Transferred Technology pursuant to Art. 2, and

(b) the ownership acquired over Transferred design wins and Products pursuant to Art. 3 hereof,

ST shall pay Tioga, on the Closing Date, a lump sum payment of US Dollars 10,000,000 (ten million US Dollars) plus VAT, to the extent applicable (the "**Consideration**").

Of such Consideration, US Dollars 1,000,000 (one million US Dollars) plus VAT, to the extent applicable, shall be delivered to Tioga on the Effective Date in exchange for Tioga granting co-ownership rights, under identical terms as set forth in section 2 above, to ST with respect to certain VDSL Patents listed in Exhibit 1.A, which has been delivered to ST by Tioga on the date hereof, and certain services that Tioga shall provide to ST with respect to an Orckit-specified project. In the event that the transaction set forth herein does not close for any reason whatsoever, Tioga shall be entitled to pay ST US$700,000 at which time ST shall relinquish all its co-ownership rights over the VDSL Patents set forth above. This provision shall survive the termination of this Agreement.

Tioga will receive the funds by wire transfer, of immediately available funds, to the following bank account:

First International Bank of Israel – FIBI

Israel Bank number: 31

Branch number: 126

Account name: Tioga Technologies Ltd.

Account number: 409026638

7.2 The services to be provided by Tioga pursuant to Art. 4 hereof to ST, shall be paid for by ST pursuant to the terms and conditions of the Development Marketing & Services Agreement.

Article 7.3: Conditions to Closing

The Closing shall take place as soon as possible following the date hereof, and not later than five days following the date on which all the following conditions to Closing have been met:

(a) The OCS has approved the transaction set forth in this Agreement including also in the Development, Marketing & Services Agreement and the Option Agreement. The parties agree to cooperate and to take all reasonable steps in order to obtain such approval and ST undertakes to execute such undertaking as shall be required by the OCS; and

(b) From the Effective Date and until the Closing Tioga has not taken any intentional action that would (i) impair its ownership rights to the Transferred Technology and the Transferred design wins and Products or (ii) impair its rights to transfer the Transferred Technology and the Transferred design wins and Products at the Closing; and shall not terminate (or constructively terminate under Israeli law) R&D engineers, including Technical Management as agreed between the Parties, such that the number of engineers decreases at the Closing to below 35 of the persons as agreed in the Development, Marketing and Services Agreement; and

(c) Tioga has delivered to ST its audited statements for calendar year 2001, such statements being signed by Ernst & Young International in the form of a clean audit opinion and except for description of subsequent events, substantially in the form attached hereto as Exhibit 4, with the exception of Tioga balance-sheet representation for the Orckit loan.

(d) Tioga's shareholders have resolved to approve this Agreement, the Development and Marketing Services Agreement and the Option Agreement.

In the event that any of the conditions set forth above is not satisfied within 45 days from the date hereof or such additional term as required for obtaining Tioga's shareholders resolution according to Art. 14, either party may terminate this Agreement without any liability to it or to the other Party.

Article 7.4: Actions at Closing.

At the Closing, the following transactions shall occur, which transactions and events shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any document delivered until all such transactions have been completed and all required documents delivered:

7.4.1. Tioga shall deliver to ST the following documents:

(a) The OCS approval as per section 7.3;
(b) The executed assignments, bills of sale, transfers and conveyances of the applicable Intellectual Property to ST ;
(c) Certified copy of the resolution of the Board of Directors of Tioga, and Tioga's Shareholders meeting, authorizing the execution of this Agreement, the Service Agreement and the Option Agreement;

(d) Opinion of counsel to Tioga dated as of the date of the Closing, in the form set forth in <u>Exhibit 5</u> hereto
(e) List of R&D Engineers employed by Tioga at Closing .

7.4.2. The Consideration shall be delivered by wire transfer of immediately available funds to the account of Tioga, according to Tioga's written instructions.

Art. 8 <u>Representations and Warranties</u>

8.1 Tioga and ST each represent and warrant to the other that it is a corporation duly incorporated, existing and in good standing under the laws of its jurisdiction of incorporation; it has the necessary corporate and other powers and authority to enter into and perform this Agreement and that, subject, in the case of Tioga, to the disclosure in Exhibit 2 hereto, entry into and the performance of this Agreement shall contravene no rights or entitlements of, nor constitute the breach of, any obligation to third parties.
Without limiting the foregoing, subject, in the case of Tioga, to the disclosure in Exhibit 2 hereto, none of the execution, delivery or performance of this Agreement by either party will (i) conflict with the Articles of Association thereof (ii) violate, conflict with or result in any breach of any mortgage, debt instrument, indenture, deed of trust, license, lease, contract or commitment of any kind to which either party is a party or by which it or any of its properties are bound or any judgment, decree, order, law, statute, rule or regulation to which the either party is subject.

8.2 Tioga represents and warrants in respect of Transferred Technology and Transferred design wins and Products that except as disclosed in Exhibit 2 attached hereto:

8.2.1 it is the sole owner of the Transferred Technology and Transferred design wins and Products whose ownership is transferred hereunder and has good title to all IP information, documentation, rights in software and other matters or materials which are included in the rights transferred to ST and its Affiliates hereunder, free and clear of any and all licenses express or implied, liens, judgments, encumbrances or adverse claims; and that the IP transferred to ST pursuant hereto represents all IP owned by Tioga and its Affiliates as of the Effective Date with respect to the Transferred Technology and Transferred design wins and Products; that, other than in the ordinary course of business and not affecting the rights transferred hereunder, it has not disposed of or granted any rights to Transferred Technology and Transferred design wins and Products within the last twelve months.

8.2.2 All employees or sub-contractors, if any, who have contributed to the development of Tioga's Patents have executed appropriate instruments of assignment to Tioga;

8.2.3 Tioga has all rights to render the Technical Assistance and other support or performance promised to ST and its Affiliates hereunder; and

8.2.4 is not aware of any claim (i.e., a written notice alleging infringement or misuse) regarding the use of the Transferred Technology, or the sale, marketing or any other commercial exploitation of the Products; and

8.2.5 ST and its Affiliates will not be required to make any payment to any person or entity for or in connection with the transfer and the use (in accordance with Section 2.1) of the Transferred Technology and the transfer of the Transferred design wins and Products, except for the payments to Tioga and OCS provided hereunder.

8.2.6 Other than the OCS' approvals stated in Article 7.4.1 (a), no consent, approval, order, license, permit, action by, or authorization of any governmental authority on the part of Tioga is required that has not been obtained by Tioga prior to the Closing in connection with the valid execution, delivery and performance of the Agreement.

8.2.7 Other than the assignments attached hereto in Exhibit 2, and the Agreements listed in Exhibit 2, there have been no assignments, transfers or conveyances, sales, leases, options or licenses of any Intellectual Property by Tioga other than in the ordinary course of Tioga's business and not affecting the rights transferred hereunder.

8.2.8 The PeakADSL Product conforms in all material respects with the specifications attached hereto in Exhibit 1. Other than the PeakADSL integrated circuit, which has been taped out but is in debugging process and has not been commercially available, all other Products are still in development stage except for Condor whose project was not completed and has been abandoned. Without derogating from Tioga's representations hereunder, ST confirms that it has evaluated the Transferred Technology and the Products, as presented by Tioga, over a period in excess of six months.

For the avoidance of doubt, Tioga has not conducted any investigation, including but not limited to any patent searches, with respect of the existence of third party's rights in the Transferred Technology, and/or Transferred design wins and Products.

The representations and warranties set forth in this Article 8 are exclusive and in lieu of all other warranties or conditions, express or implied, either in fact or by operation of law, statutory or otherwise, including but not limited to warranties, terms or conditions of merchantability, fitness for a particular purpose, satisfactory quality, correspondence with description, and non-infringement, all of which are expressly disclaimed.

Article 9 Tioga Covenants

Tioga hereby covenants that it has not and it shall not directly or indirectly, during the Initial Period, grant to any third party any express or implied right pertaining to the Transferred Technology.

Art. 10

Intellectual Property Infringement

10.1 Tioga hereby agrees to indemnify and hold ST and ST Affiliates as well as ST and ST Affiliates officers, agents, directors, employees, independent contractors, consultants and successors harmless from and against any and all liabilities, direct losses, claims, costs, damages, demands, penalties or other expenses (including reasonable attorney's fees and other legal expenses), awards or recoveries, finally assessed by a court of competent jurisdiction, actually paid (collectively, "Damages") and specifically resulting from intellectual property infringement by the Transferred Technology or the Products, by reason of ST's manufacture, use, sale or otherwise disposal of the Transferred Technology and Products under the rights conferred hereby, provided however that, (a) ST shall be entitled to indemnification only if the aggregate Damages exceed fifty thousand dollars (US$50,000) (the "Threshold Amount"), provided that at such time as the amount to which ST is entitled to be indemnified exceeds the Threshold Amount, ST shall be entitled to be indemnified up to the full amount of the Damages, including the Threshold Amount, and (b) Tioga's duty to indemnify shall be subject to (i) ST promptly notifying Tioga in writing of any notice ST receives claiming or asserting infringement of any such third party's intellectual property right to which this indemnity applies, (ii) ST rendering all reasonable assistance, at its expense, to Tioga in the defense or settlement of such suit, which defense shall be under the exclusive control and settlement of Tioga, (iii) the following solutions shall not have sorted out a reasonable commercially or technically viable solution for ST and Tioga: (x) best efforts for assisting each other in negotiating a licensing agreement with such third party, (y) ST's best commercial efforts to negotiate a cross licensing agreement with such third party, and (z) Tioga offering modification or work around for the alleged infringed use of such intellectual property.

Such indemnification shall not apply to the extent any claim of infringement is caused by any modification or any gross negligence, intentional wrongful acts, omissions where there is a duty to act, attributable to ST, its Affiliates or any of its licensees.

10.2 As set forth in the definition of IP above, ST shall have the right, in ST's name and at ST's expense, to sue third parties for infringement of Patents and misappropriation of the Transferred Technology and unpatented improvements granted under the Services & Marketing Agreement, and Tioga shall reasonably cooperate and assist ST in connection with any such suit; provided, however, that Tioga shall not be held liable for any indemnification obligation under this Agreement with respect to any Damages paid with respect to any party so sued. All damages, awards, and settlement proceeds in any such suits shall be ST's.

10.3 To the extent permitted by the applicable law, Tioga's maximum aggregate liability under this Art. 10 shall be limited to and shall not exceed an aggregate amount of USD$ 5,000,000 - from the Effective Date and until the first anniversary of this Agreement, USD$ 3,000,000 - from the first anniversary and until the second anniversary of this Agreement, and USD$ 1,000,000 - from the second anniversary to the third anniversary of this Agreement, after which no indemnification shall apply.

Art. 10.4: ST Indemnification

10.4.1 ST hereby shall solely be responsible for claims made , by reason of ST's manufacture, use, sale or other disposal of the Transferred Technology and Products, subject to the provisions of Art. 10.1 to Art. 10.3 above. In the event any claim relating to the manufacture, use, sale or other disposal by ST of the Transferred Technology and Products is made by a third party against Tioga, ST shall defend such claim or seek a compromise at its expense provided however that, (i) Tioga shall promptly notify ST in writing of any notice Tioga receives claiming or asserting infringement of any such third party's intellectual property right to which this indemnity applies, (ii) Tioga shall render all reasonable assistance, at its expense, to ST in the defense or settlement of such suit, which defense shall be under the exclusive control and settlement of ST.
Such indemnification shall not apply to the extent any claim of infringement is caused by any modification or any gross negligence, intentional wrongful acts, omissions where there is a duty to act, attributable to Tioga, its Affiliates or any of its licensors.
10.4.2 To the extent permitted by the applicable law, ST's maximum aggregate liability under this Art. 10 shall be limited to and shall not exceed an aggregate amount of USD$ 5,000,000 - from the Effective Date and until the first anniversary

of this Agreement, USD$ 3,000,000 - from the first anniversary and until the second anniversary of this Agreement, and USD$ 1,000,000 - from the second anniversary to the third anniversary of this Agreement, after which no indemnification shall apply.

Art. 11: Indemnification

11.1 Tioga, at its sole expense, shall defend, indemnify and hold ST and ST Affiliates as well as ST and ST Affiliates officers, agents, directors, employees, independent contractors, consultants and successors, harmless from and against any and all Damages pertaining to any material misrepresentations made by Tioga under this Agreement, excluding any matters relating to intellectual property which shall be governed solely by Section 10. Tioga shall promptly reimburse ST, on demand, for any and all Damages incurred by the indemnified parties to which this indemnity applies, provided however that, (a) ST shall be entitled to indemnification only if the aggregate Damages exceed the Threshold Amount, provided that at such time as the amount to which ST is entitled to be indemnified exceeds the Threshold Amount, ST shall be entitled to be indemnified up to the full amount of the Damages, including the Threshold Amount, and (b) Tioga's duty to so indemnify shall be subject to (i) ST promptly notifying Tioga in writing of any notice ST receives of any such third party claim relating to the indemnity set forth in this Section 11, and (ii) ST rendering all reasonable assistance, at its expense, to Tioga in the defense or settlement of such suit, which defense shall be under the exclusive control and settlement of Tioga.
To the extent permitted by the applicable law, Tioga's maximum aggregate liability under this Art. 11 shall survive for a period of two years from the date hereof and shall be limited to and shall not exceed US$2,000,000.

11.2 ST's sole and exclusive remedy and Tioga's, its officers, agents, directors, employees, independent contractors, consultants and successors' maximum liability, under this Agreement shall be limited to the provisions, survival and amounts set forth in Articles 10 and 11 herein. Notwithstanding the foregoing, all indemnification obligations set forth in Sections 10 and 11 shall expire upon the exercise and consummation of the Call Option or the Put Option.

Article 12: Tioga Marketing Selected Employees

ST and Tioga agree that ST will be entitled to hire selected employees from Tioga and its Affiliates not exceeding two, for marketing activities. Tioga undertakes to make its best efforts for assisting ST during the selection process of each employee and procuring the transfer of such employees to ST or any ST Affiliate as decided by ST.

Article 13: Confidentiality, press release and filings

Article 13.1 Confidentiality

During the Initial Period each party shall keep all non public information related to the Transferred Technology in the strictest confidence and shall not disclose such information to any third party (other than to Affiliates or in the ordinary course of business and on a strict need to know basis). Tioga shall not disclose, at any time, to any third party and shall take all necessary measures to ensure the confidentiality of any information related to the Transferred design wins and Products. The above shall not apply to information, which is now, or hereafter becomes, through no act or failure to act on the part of the disclosing party, publicly known or available.

Article 13.2 Press Release and Filings

On the date hereof Tioga shall issue a press release with respect to the overall transactions contemplated herein, including the Option Agreement and the Development Marketing and Services Agreement, the form of which is attached hereto under Exhibit 6.

Article 14 Term

The term of this Agreement shall commence on the Effective Date and shall expire upon the first to occur of the following events:

(a) By either party, if the OCS approval or any other Closing condition set forth in section 7.3, is not obtained within 45 days from the date hereof, or such additional term as required for obtaining Tioga's shareholders resolution;

(b) mutual agreement between the Parties;

(c) termination served by either party in the event of demonstrated material failure by the other party to comply with its contractual obligations under this Agreement, which failure shall not have been cured within 90 days from written notice given by the terminating party to cure such failure.

Survival: The provisions of sections 2, 3, , 8, 10, 11, 13.1 and 15 shall remain in full force and effect following termination of this Agreement after the Closing, as aforementioned, in accordance with their respective terms.

Article 15 Miscellaneous

15.1 The failure of either party to assert any of its rights hereunder, shall not be deemed to constitute a waiver of that party's right thereafter to enforce each and every provision of this Agreement in accordance with its terms.

15.2 All notices, reports, and other communications to either party pursuant to this Agreement shall be made in writing and by certified or registered first-class mail, return receipt requested and postage prepaid, or by courier, or hand-delivery, to the address set forth below or to such other addresses as the parties may designate by written notice in accordance with the terms hereof from time to time. Each such notice, report, or other communication shall be effective upon receipt.

If to ST:

Attention to:	STMicroelectronics Route de Pré-Bois, 20 1215 Geneva Switzerland General Management, Wireline Division
With copy to:	General Counsel Fax + 41 22 929 5878 STMicroelectronics NV Route de Pré-Bois, 20 1215 Geneva Switzerland
If to Tioga:	Tioga Technologies Ltd. 38 Nahalat Yitzhak St. Tel Aviv, Israel Telephone: 03-6962121 Facsimile: 03-6965678 Attn: Itzhak Tamir, Chairman
With a copy to:	Sharon A. Amir Naschitz, Brandes & Co. 5 Tuval St. Tel Aviv, Israel.

154.3 This Agreement may be executed in several duplicate originals in the English language, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

15.3 This Agreement embodies the entire agreement of the Company and ST with respect to all matters addressed in this Agreement and supersedes all prior agreements, understandings and communications, whether written or oral, between the parties or either of them, with respect to the subject matter hereof. No modification or amendment of this Agreement shall be effective, unless it is in writing and executed by a duly authorized representative of each party.

15.4 Words and defined terms denoting the singular number include the plural and vice versa and the use of any gender shall be applicable to all genders.

15.5 The paragraph headings are for the sake of convenience only and shall not affect the interpretation of this Agreement.

15.6 The recitals hereto form an integral part of this Agreement.

15.7 ST NV hereby guarantees and assumes responsibility for all of ST's obligations hereunder towards the OCS.

Article 16 Governing law and Jurisdiction

This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to conflict of law provisions. Any and all disputes between the parties hereto shall be submitted to arbitration according to the Rules of Conciliation and Arbitration laid down by the International Chamber of Commerce by three arbitrators appointed in accordance with said Rules. The arbitration shall be conducted in the English language and all hearings shall be held in New York.

Tioga Technologies Ltd.		**STMicroelectonics Ltd.**	
By:	______________________	By:	______________________
Name:	______________________	Name:	______________________
Title:	______________________	Title:	______________________

STMicroelectronics NV.

By: ______________________

Name: ______________________

Title: ______________________

Exhibit 1 – Transferred Technology; Specifications; Patents; Trademarks;

Exhibit 1A - VDSL Patents transferred under section 7.1 (b).

Exhibit 2 - Agreements

Exhibit 3 – Orckit Letter

Exhibit 4 – Form of Financial Statements

Exhibit 5 – Opinion of counsel to Tioga

Exhibit 6 – Press Release

Exhibit 1

See attached

Exhibit 1 A

See attached

Exhibit 2

Alcatel – cross license for ADSL
DSPG – Teak light license
Israel Chief Scientist Office
Virage Logic License
NurLogic License
Texas Instruments – certain of Amati's patents
Orckit Loan and Debenture and related Orckit Letter dated Feb. 13, 2002
Appendix B to Separation Agreement with Orckit
Tioga Sales Representatives
Analog Integration Partners License
Services Agreement between Tioga and New Silicon Value Ltd.
Fujitsu Microelectronics Agreement regarding ADSL.
Connexant Agreement regarding HDSL 2

Exhibit 3

Orckit Letter dated Feb. 13, 2002

Exhibit 4

Form of Financial Statements

Exhibit 5

Opinion of counsel to Tioga

Exhibit 6

Press Release

Exhibit 99

TIOGA
TECHNOLOGIES

Tioga Contact:
Eyal Vardi
CFO
972 3 607 0333
evardi@tiogatech.com

KCSA IR Contact:
Lee Roth / Joseph A. Mansi
KCSA Worldwide
(212) 896-1209 / (212) 896-1205
lroth@kcsa.com / jmansi@kcsa.com

TIOGA TECHNOLOGIES, LTD. ANNOUNCES STRATEGIC AGREEMENT WITH STMICROELECTRONICS

SAN JOSE, CA, February 14, 2002 -- Tioga Technologies Ltd. (OTC BB: TIGA) announced today a set of agreements with STMicroelectronics N.V. (NYSE: STM) under which Tioga will grant ST certain ownership rights over its existing intellectual property in the xDSL field. Pursuant to these agreements, ST will also receive ownership of Tioga's xDSL products that ST is expected to make available in the coming months.

The parties have also entered into a development services agreement pursuant to which Tioga will provide development services to ST throughout 2002. Pursuant to the agreement between the parties, ST was granted an option to purchase all outstanding shares or assets of Tioga on or before January 15, 2003, and Tioga was granted an option, contingent upon certain performance milestones, to cause ST to purchase such shares or assets. All agreements are subject to applicable approvals, including but not limited to shareholders approval and the approval of the Israeli Office of the Chief Scientist.

As consideration for the sale of products and technology, Tioga shall receive an amount of US$10 million. In the event that either party exercises its option with respect to the purchase of all outstanding shares or assets of Tioga, ST will pay an additional amount of US$12.0 million, which will be adjusted for the financial indebtedness and certain other liabilities of Tioga, as outstanding at closing. Consideration for development services shall be up to US$ 8.0 million, subject to meeting certain conditions.

Subject to the closing of the agreements, Tioga has agreed to settle certain financial indebtedness in the amount of US$13 million.

(more)

In the event that the option is not exercised by either party, each party shall have co-ownership rights with respect to the xDSL intellectual property developed through 2002 while ST will remain the sole owner of the xDSL products developed by Tioga in 2002.

For additional information see Tioga's SEC filing on the matter.

Douglas Goodyear, President and CEO of Tioga said, "The real winner here is the customer. This agreement with ST will allow Tioga to utilize the global presence of ST to market Tioga's excellent technology. It also gives Tioga the capital necessary to continue and expand upon its extensive research and development projects, and to maintain its current high caliber of employees."

Pietro Palella, Group Vice President and General Manager of ST's Wireline Communications Division said, "Tioga's leading-edge technology and intellectual property are a valuable enhancement to ST's strong xDSL product portfolio. We believe Tioga will offer ST an exceptional opportunity to strengthen our relationship with our top customers. We look forward to a long, profitable relationship."

About STMicroelectronics

STMicroelectronics, the world's third largest independent semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, IP portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company's net revenues were $6.36 billion and net earnings were $257.1 million. Further information on ST can be found at www.st.com.

For further information:	Media Relations Corporate:	Media Relations USA:
	Maria Grazia Prestini	Michael Markowitz
	Director, Corporate Media Relations	Director of US Media Relations
	Tel: +41.2.29.29.69.45	Tel: +1.212.821.8959
	Fax: +41.2.29.29.69.50	Fax: +1.212.821.8922

About Tioga Technologies

Tioga Technologies Ltd. (OTC BB: TIGA) is a leading provider of standard ICs for broadband communications with expertise in both systems and deployment. Tioga's digital subscriber line (DSL) ICs enable the digital transmission of voice, video and data over standard telephone lines. Tioga develops chips employing a range of DSL technologies including ADSL/G.lite, HDSL, SDSL, and VDSL. Tioga is headquartered in San Jose, California, and maintains its R&D center in Tel Aviv, Israel. For more information, please visit our web site at www.tiogatech.com.

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